Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

The following is a transcript of the presentation by Gold Royalty Corp. at an investor town hall call held on February 24, 2022 at 11:00 a.m. EST (8:00 a.m. PT) to discuss updates to the Company’s royalty portfolio and respond to questions.

Gold Royalty Town Hall

Thursday, February 24, 2022 @ 8:00 AM PT

CORPORATE PARTICIPANTS

David Garofalo

Gold Royalty Corp. — Chairman, President, Chief Executive Officer

John Griffith

Gold Royalty Corp. — Chief Development Officer

PRESENTATION

Mark Johnston: And welcome, everyone, to another Vid Forum. I’m Mark Johnston, your host for the next hour or so. And we have the great privilege of welcoming back to our Vid Forum session here, the Gold Royalty management team. We have David Garofalo, who’s the President and Chair of Gold Royalty, and John Griffith, the Chief Development Officer. Gentlemen, thank you for joining us today.

David Garofalo: Morning.

John Griffith: Hi, Mark.

Mark Johnston: Good to have you with us. I want to say congratulations out of the gate, because I understand there’s a fifth acquisition since your IPO. We can’t wait to hear more about how the transaction has unfolded and how it creates shareholder value. And yesterday, of course, you released an update to the market on a number of developments and catalysts within your royalty portfolio. We look forward to hearing a more granular picture on this as well as your inaugural dividend program and how this all fits into your growth profile at this stage.

I’m very happy and humbled to step to the side, David and John, to let you take over with your presentation. And of course, we’ll come back on the other side with some very hearty Q&A. But we do invite our audience from around the world to let us know in the chat window, where you’re tuning in from. And, of course, do add your questions to the Q&A column, so that we have that on the back end. For now, David and John, over to you.

John Griffith: Thank you, Mark, and always a pleasure to speak with you. Good morning, everyone. We’re very pleased to be here today to provide an update on Gold Royalty’s portfolio, including important recent catalysts that have been announced by the operators of the assets underlying some of our key royalties. The presentation today will be followed by a question-and-answer session where participants will be able to ask questions of management. We also invite participants to read our press release issued yesterday that provides further details of the topics to be discussed today.

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I’d like to draw viewers’ attention to the disclaimer slide, which includes important information regarding certain forward-looking statements included in this presentation, as well as other important notices to readers. Viewers should review the slide in its entirety. I’d now like to hand over to Dave Garofalo.

David Garofalo: Good morning, everybody. Thanks for joining today. And certainly, it’s a tumultuous day in the geopolitical side of the world with the Russian invasion in Ukraine. And I think it reminds us why gold has served as a safe haven for 4 millennia. It is seen as a protector of capital in these types of tumultuous times. But I think underpinning gold now and why we think gold is going to go much higher is exceedingly low interest rates, accommodative monetary policy. And what these geopolitical issues remind you is, it’s unlikely that central banks are going to take their foot off the accelerator anytime soon. I think they’re going to remain accommodative. I think we’re going to keep interest rates at least on a real basis at very low levels. And I think that’s very, very, very strong for gold. It bodes well for the direction of gold.

I think, like we saw in the last significant inflationary cycle back in the 70s and early 80s, gold had quite a long run, even as nominal rates started to go up. Because with inflation unleashed and continuing to accelerate, gold does very well. It’s an accurate barometer that it protects capital, as the insidious effects of inflation eat away at your savings. And so, I think gold is an important part of everybody’s portfolio. And I think when you’re looking at the way to play gold, we believe the best place to be is in the royalty sector. And in order to be an effective royalty player, you need to have scale.

And what we’ve tried to achieve in the 11 short months since we’ve launched our IPO is to achieve scale very quickly through the acquisition of 3 of our peer companies, Ely Gold, Golden Valley, and Abitibi. And more recently, we announced the acquisition of Côté Gold, a royalty on that. We’re excited to announce that, last Tuesday, we entered into an agreement to acquire point 7 5% NSR on Côté Gold for US $15.87 5 million from an existing holder comprised of $15 million in cash, and the remainder in shares of Gold Royalty.

Côté will represent the newest Tier-1 royalty in the Gold Royalty portfolio. The assets is located in Ontario, and owned by IAMGOLD Corp as the operator in Sumitomo Metal Mining company. Together with our Royal Canadian Malartic’s Odyssey Project, Gold Royalty will own royalties on what is expected to be 2 of Canada’s largest and longest gold mines. With first cash flow expected in 2023, the acquisition of the royalty on Côté Gold Project should further enhance our sector leading growth profile and expand our portfolio to include 28 producing and developing royalties anchored in Tier-1 jurisdictions.

This transaction represents the fifth major acquisition undertaken by Gold Royalty since their IPO last year, representing an unprecedented pace of growth and resulting in a diverse and well-balanced portfolio of 192 high quality precious metal royalty assets. This enhanced scale drives increased trading liquidity, lower cost of capital and ultimately higher valuations.

Turning back to Côté specifically, our 0.75% NSR covers the southern portion of the proposed Côté open pit, zones 5 and 7 on this graphic here. These zones include higher grade mineralization that is expected to be mined during the initial phases of production, thereby enhancing Gold Royalty’s near-term growth. Key highlights of transaction include that it provides a Gold Royalty with a royalty interest in a portion of one of the largest gold mines in North America.

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Côté is expected to produce 489,000 ounces per annum over the first 5 years, and 367,000 ounces of gold over the life of mine at second quartile on sustaining costs. It provides a near-term royalty cash flow from the miners under construction. Construction commenced in September 2020 and is 43% complete. First gold pour target for the second half of next year.

It also adds a new premier operating partner in IAMGOLD, an establish operator with a strong track record building and operating large-scale, open-pit gold mines. It has a long-life operation with exploration potential. The current reserve life is 18 years. 7.2 million ounces of open pit resources and incremental reserves plus additional near mine and regional exploration potential. And of course, it’s located in one of the top mining jurisdictions in the world between Timmins and Sudbury in Ontario, Canada.

IAMGOLD completed an update feasibility study on Côté just in 2021. The report describes a 36,000 ton per day open-pit operation with estimated annual production of 367,000 ounces of gold at an all-in sustaining costs of just $802 an ounce over the 18-year mine life. As you can see in the chart and the rate, based on analyst consensus, production estimates, and current gold prices, the Côté royalty is currently expected to contribute approximately $1.9 million and $3.1 million of Gold Royalty’s cash flow in 2024 and 2025 respectively, and approximately $12.7 million over the first full 5 years of production where mining is expected to focus on areas covered by the royalty. Côté is expected to provide robust, near-term, and long-life cash flow generation in a Tier-1 jurisdiction.

With 28 royalties already in production or development, Gold Royalty is currently expected to generate revenues of approximately $7 million in 2023, growing to approximately $23 million in 2026, based on analyst consensus estimates for our current portfolio, and the expectations discussed earlier on Côté. This assumes the completion of the announced Côté transaction, which is going to occur next week. In addition, we believe our portfolio boasts embedded long-term potential driven by the advancement of key assets, including Malartic’s, RC Underground, Fenelon, REN, and Côté.

When comparing our near-term revenue profile from the previous page to our peers, you can see that Gold Royalty boasts a sector leading near-term growth profile with expected revenue growth of 58% a year over the next 2 years. Importantly, this growth is already paid for, and comes from producing or near-producing assets with premier operating partners and located in Tier-1 jurisdictions. By contrast, Elemental Royalties for whom Gold Royalty announced a formal takeover offer in January, has only minimal growth as a standalone entity over the same period of time.

Gold Royalty boasts a sector lean diversified portfolio of 192 royalties. These span cash flowing, development, and exploration stage assets are anchored in Tier-1 jurisdictions of Quebec, Nevada, and Ontario, and are owned by Premier operating partners. Our large and diversified. NTD is largest in the sub $1 billion royalty and streaming sector, and second only to Osisko, Triple Flag, and Sandstorm, intermediate royalty companies with market caps that are currently several times larger than us.

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Diversification is a key in the industry. It provides cash flow and growth optionality and protects against acid concentration, operator and geopolitical risks. By contrast, Elemental as a standalone entity is subject to both asset concentration and geopolitical risks, made all the more pertinent given events currently transpiring in Burkina Faso where they own one other key royalty. In a combination with Gold Royalty, Elemental would contribute 9% of the performing net asset value, versus 91% for Gold Royalty based on analyst consensus estimates. This combination would allow Elemental shareholders to participate in a much larger and well-diversified portfolio.

It’s also important to point out that, as a result of our premium offer, Elemental shareholders would own approximately 12% of the combined company, despite only contributing approximately 99% of net asset value.

Gold Royalty is one of the most liquid stocks in the streaming and royalty sector. It is comparable to large cap names in the sector, including Franco-Nevada, Wheaton Precious Metals, and Royal Gold. This slide measures liquidity based on the number of days it takes to trade each company’s market cap. While they’re arguably several ways to measure trading liquidity, the conclusion remains the same. Gold Royalty offers shareholders trading liquidity that is on par with the largest companies in the royalty sector.

We believe a combination of Gold Royalty and Elemental will be mutually beneficial to both sets of shareholders. Gold Royalty’s focus on creating preeminent, growth focused, precious metal intermediate royalty company. And we strongly believe Elemental’s portfolio perfectly aligns with the strategy. Elemental’s mix of cash flowing and near-term development assets complements our growth-focused portfolio.

Importantly, the acquisition of Elemental would add another cornerstone royalty to Gold Royalty’s portfolio, a 2% NSR and Capricorn Metals Karlawinda operation, Australia’s newest gold mine, providing Gold Royalty shareholders with exposure to another Tier-1 jurisdiction in addition to our existing portfolio in Nevada, Quebec, and Ontario. This acquisition also builds on Gold Royalty’s strategy of partnering with premier operators, including Capricorn, and Endeavour mining.

Finally, we continue to grow in a financially prudent manner. And the acquisition of Elemental is accretive to Gold Royalty on key financial and operating metrics. At Gold Royalty, we believe in the virtues of consolidation, and that royalty companies with greater scale tend to trade at higher multiples. And this thesis is demonstrated by the graphic on this page. We believe that our increased scale coupled with our immediate cash flow, geographic diversification, and growth profile positions us for potential rerate. I’ll now turn it over to John to discuss our portfolio.

John Griffith: Thank you, Dave. As Dave mentioned earlier, Gold Royalty boasts a sector-leading, diversified portfolio of 192 royalties, spanning cash-flowing, development, and exploration-stage assets anchored in Tier-1 jurisdictions of Quebec, Nevada, and Ontario, and owned by premier operating partners.

This portfolio provides immediate cash flow, peer leading near-term growth, and longer dated optionality. This slide summarizes the key asset updates we’ll be highlighting in the remainder of this presentation, which in turn, sets the trajectory for continued cash flow and net asset value growth within the Gold Royalty portfolio.

Turning firstly to Côté Gold Project, IAMGOLD announced that construction is 43% complete on Côté, with production expected in the second half of 2023. Based on analyst consensus production estimates and current gold prices, the Côté royalty is currently expected to contribute approximately 1.9 million and 3.1 million to Gold Royalty’s cash flow in 2024 and 2025 respectively, and approximately 12.7 million over the first 4 or 5 years of production, when mining is expected to focus on areas covered by the royalty as part of the 18-year 6.6-million-ounce life of mine.

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Turning to REN, Barrick announced a maiden inferred mineral resource estimate at REN of 1.2 4 million ounces of gold, grading 7.3 grams per ton. Importantly, drilling continues with mineralization open in all directions, with fourth quarter 2021 exploration drilling, targeting upside potential and resource expansion outside the recently defined resource.

Turning to Odyssey, Agneco Eagle and Yamana announced mineral resource growth at the Odyssey underground project at Canadian Malartic with 2.35 announces of indicated gold mineral resources, and 13.1 5 million ounces of inferred gold mineral resources reported at year end. And Odyssey is on track for first production in 2023.

Turning to Fenelon, Walbridge mining announced a Canadian dollars 70 million 2022 drilling program, of which 115,000 meters is planned at Fenelon for resource expansion, and infill drilling to further grow the gold mineral resources at the project.

Turning to Jerritt Canyon, First Majestic provided guidance of 116,00 to 129,000 ounces of gold production in 2022 at the Jerritt Canyon mine. First Majestic continues to explore with 9 drill rigs operating at the end of Q4. Approximately 135,000 meters upland consisting of surface and underground infill step out and exploratory holes to support the life of mine.

Turning to Beaufor, Monarch Mining announced completion of a 43,419 meter exploration drill program at the Beaufor mine in 2021, including final assay results. These promising results include high grade intersections and confirms the company’s view that the project has excellent discovery potential, both underground and near surface, and that there is a strong possibility of increased mineral resources on multiple fronts. Monarch is in the final stages of preparing the Beaufor mine for production that is forecast to commence in June 2020.

Turning to La Mina, gold mining released a PGA report for the Lumina property in January 2022, outlining a 10-year mine life, producing approximately 100,000 ounces on a gold equivalency bases per year at a by-product, all-in sustaining cost of approximately $698 per ounce, and a large resource base of approximately 1.5 million ounces on a gold equivalency basis at 1.08 grams per ton. There is additional upside from drill-ready targets on the adjacent La Garrucha deposit, which is currently not factored into the PEA.

And then finally turning to Lone tree. i-80 announced its development plans for 2022, as the company commences its plan to build a comprehensive Nevada mining complex. i-80 is in the process of developing multiple mining operations to achieve its objective of building a Nevada focused mining company with a goal of ultimately producing more than 500,000 ounces of gold annually. i-80 disclosed that it’s executing a hub and spoke development plan, where Lone Tree will be the hub of i-80’s operations.

And with that, I’d now like to turn the call back to Dave.

David Garofalo: Well, thanks very much, John. That was an excellent update. And I have to say it’s really the tip of the iceberg. With 192 royalties in the portfolio, you can imagine we could spend the day here going through all of our Sundry assets across the development spectrum from early-stage exploration right through to production.

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But what I would say is that since the fourth quarter of last year when we last updated you on our portfolio, we’ve been extremely busy. And that included entry into the agreement to acquire the near-term and long-life royalty in IAMGOLD’s Canadian Côté project. We strengthened the board with the addition of Kerry Howlett, who is a renowned ESG Canadian experts, and she’s joined the board just a week or so ago. We added a third Research Analyst covering the company. BMO launched research on us as well. H.C. Wainwright and Haywood launched research last year, and we’re their top pick for 2022 in the royalty sector.

We secured a flexibility-enhancing credit facility, $25 million from the Bank of Montreal as well. And I think more importantly, we’ve cleared inaugural dividend, which I think is unprecedented for a company of our relative youth. We only launched the company 11 months ago with our IPO March of 2021. And we’re already paying a dividend returning Capital to the shareholders. And I have to say, given our growth trajectory in revenue over the coming years, there’s more to come on the dividend side in my view. So, please watch the space, it’s the beginning of returning capital to shareholders.

And of course, we launched a takeover bid for Elemental as we continue, what I think, is much needed consolidation in the sector to create that scale, to attract a broader institutional base of shareholders, and achieve a rewrite for our shareholders as we achieve that scale. We’ve done a very, very good job, I think, since our IPO going from 14 royalties in March of last year to 192 royalties, and introducing 28 that are cash flowing in the development stage, it introduces a significant growth trajectory in cash flow short term, which again, gave us the confidence to introduce that dividend. And I think gives me the confidence to say I expect that dividend to grow as our cash flow grows over the coming several years. So, it’s just the beginning for us. The IPO was really a launch of something very special. But as you can see, we’ve been working with all due haste to create a company that you’re proud of, returning capital to shareholders and generate superior rates of return in a rising gold price environment.

With that, Mark, I’d be delighted to take questions from our participants today and our shareholders. Thank you.

Mark Johnston: That’s terrific, gentlemen. Thank you very much for a great tour through what certainly can be said is a lot of activity at the company since IPO. On a good day, it’s hard to keep track of the moves. There’s so much exciting news coming out of GROY these days. So, congratulations on all the evolution and development. I think we have quite a busy question-and-answer column, of course. I know a lot of interested investors would like to hear right from the source. So, we’re going to jump right in here.

But I do want to start, as you mentioned, David, geopolitical situation around the Europe, Ukraine, Russia situation. Just curious, your thoughts, gentlemen, in terms of when these world events happen, obviously, gold is a fluctuating market. What are your thoughts on that today?

David Garofalo: So, first off, on a personal basis, I have a son that serves in the military. He’s in the Royal Canadian Air Force. And so, for all those people that are on the phone that have family members in the military, or have served in the military, thank you for your service. These are fraught times. And so, I want to make sure that we don’t lose sight of the fact that people’s lives are at risk. And I don’t want to diminish that and just talk about the financial implications. There’s a real human toll to what’s happening in the Ukraine. And I wish everybody that has family members in the military all the best. And again, thank you for your service.

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What I would say is, on the financial side is that these types of things do tend to have a positive impact on the gold price. But I think that’s a short-term phenomenon. I think, really what drives capital into gold is interest rate differentials. And right now, with interest rates on a real basis deeply into negative territory, that’s hugely bullish for gold. Gold is a financial instrument more than it is a commodity as a currency. And when there’s no opportunity cost of owning gold, that’s typically when capital has driven the gold. And given that interest rates on a nominal basis are effectively 0, and I’m a real basis, deeply into double digit territory on the negative side, because I think inflation is not 7.5%, I think, if you’re putting food in your stomach, you’re putting gas in your car, you’re putting a roof over your head, you’re deeply into double digit territory and inflation.

So, we are in a hyper inflationary cycle. And I think gold has held its value very well, and it’s starting to accelerate upwards as well as a barometer of what’s happening on the inflation side, and as a barometer of what’s likely to continue to happen on the interest rates side, as I think we’re going to be driven deeper and deeper into negative real territory as inflation continues to accelerate.

Mark Johnston: Terrific. David, thank you very much for that. A very timely comment, and really good to get the perspective on a global situation. Now, let’s focus inside the company here. A lot of questions coming through from around the world here, gentlemen. I’ll start off with, “Does Gold Royalty have other acquisitions on the horizon? How will Gold Royalty pay for these and the elemental transaction?”

David Garofalo: John, I’ll hand it over to you.

John Griffith: Thank you for the question. And I think what I’d like to highlight is, since we went public, we’ve evaluated more than 90 opportunities. Many of those opportunities, we’ve passed on for various reasons. There’s certainly no shortage of growth in the company. And yes, we do have the potential for further acquisitions. Regarding Elemental, we’re paying for Elemental by using our shares. It’s an exchange ratio that we’ve proposed to Elemental shareholders. And I think we feel very confident with our strong balance sheet, cash and marketable securities on hand, plus our undrawn credit lines, that we’ve got the ability to continue to acquire additional assets, such as the recently announced Côté acquisition. So, that’s going to complement our tremendous organic growth, which as Dave mentioned, is peer leading among our sector.

Mark Johnston: Terrific. That’s very good. Thanks, John, for that. Question comes in from Brendan, “Do you see another finance raise happening in the future which would dilute existing shareholders?”

David Garofalo: I think whenever we tap the market for capital, whether it’s debt or equity, we expect to do so with the use of proceeds that adds value on a per share basis. I think that’s what I would say. If we ever go back to our shareholders for money, it’s because we expect to deploy that capital to create value. Right now, there are no plans to go to the market. But what I would say is that we’re looking at per share value creation. We are issuing, as John said, equity to buy Elemental. We’re doing a share-for-share exchange. So, we are increasing the number of shares outstanding, but we think that is value creative, and certainly cash flow per share accretive in the short term.

Mark Johnston: Terrific. Thank you both on that. A couple of questions coming in about the share price, gentlemen. So, we’ll dive in a little bit. Coming out of Germany, a question about significant underperformance in their opinion of GROY to the gold price development, “To what extent you contribute this the overhang created by almost of the recent mergers and acquisitions transactions? Were they done under premium? Any thoughts generally on the share price that you can share with our audience today?”

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David Garofalo: Yeah, look, I think if you look at our share price performance, actually, since the IPO, and remember that we actually issued a unit included a half warrant, our stock has held value when the rest of the sector has gone down. The warrants are creating, by the way, on the NYSC as well under the same trading symbol with the warrant suffix on it. And if you add the value of the warrant, we’ve actually retained significant value for our shareholders in a very, very difficult environment for gold equities. The GDXJ is down over the last year. There’s been an overhang in the gold equity space because of the specter of inflation.

The mining industry is not immune from inflation. And because of that, we’ve seen gold equity significantly underperform, much like we saw 10 years ago coming out of the credit crisis when the gold price did extremely well, but the mining equities did not keep pace with the commodity because of the concern of input cost inflation. We’re re-experiencing that phenomenon in the mining industry. And that’s why I think it’s best to play the gold price. And a rising gold price, in my view, in the royalty and streaming space, where we provide that top line exposure, optimum leverage to the gold price, we provide exposure to exploration success, but we completely insulate our shareholders from input cost inflation. So, I think we’re poised for significant outperformance.

And as we demonstrated a little earlier on, there’s a lot of real estate between the smaller cap players and large cap players in the space in terms of trading multiple. There’s a significant opportunity for right here, as we continue to grow our business. And given that we have pure-leading revenue growth, we’re best position to provide that kind of outperformance in a rising gold price environment.

Mark Johnston: Terrific. John, thank you very much for that. Appreciate that, David. I do want to ask about the Côté Royalty process. Let’s go into a little bit more of a microscopic perspective here. Can you share with us from the inside view, gentlemen, about the process for acquiring Côté?

David Garofalo: John?

John Griffith: Yes, absolutely. The asset was sold out of an estate. So, as a private seller, we, we think that there was a discrete level of competition for the asset, including some of what I would call large cap companies in our space. And I think we took advantage of our technical expertise to evaluate the royalty, the coverage, and determine what we thought was going to be an accretive transaction for our shareholders. I think our ability to move quickly to negotiate and to reach an agreement with a seller really put us in pole position. And we’re really, really thrilled to have been able to consummate this transaction. I think last year, there were 2 other transactions done on the Côté project, one by Royal Gold and one by Metalla. So, I think we’re in very good company in terms of royalty companies who’ve got a focus on what is going to be one of Canada’s largest open-pit mines.

Mark Johnston: Wonderful. We do have a couple of questions coming in around dividends, gentlemen, back-to-back here. So, I’m going to dive in quite openly from 2 different viewers. Just in terms of your viewpoint overall regarding dividends, we have a couple of overtired folks that have joined us today and are very curious about ash flow overall as they move into their golden years. I’m not that far away from that myself. So, curious about your ideas around dividends, gentleman.

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David Garofalo: Well, I’m not that far either. So, thank you for that. That’s an excellent question. Look, the royalty business at the end of the day is a collection of annuities. And there’s no reason why we shouldn’t share the benefit of those annuities with our shareholders through dividends. We should be creating an annuity for them. And so, I say dividend is core to our strategy, or philosophy as we run this company and grow it. And given our sector-leading growth profile and revenue, 58% over the next 3 years, we’re in a great position to look at increasing that dividend over time.

Mark Johnston: Fantastic. Exciting to hear that forecast, David. Thank you very much for that. Just in terms of inside the company, I can’t help but ask this from the outside, when mergers and acquisitions are happening and the growth of the company is happening at the rate that it is, what are the top say 2 or 3 priorities each and every time that a merger acquisition happens for the mother company, would you say, just for our audience to get a sense of strategy, and how things work on the inside?

David Garofalo: John?

John Griffith: Yeah, I think at the end of the day, when you acquire a company, there are really 2 key things. One is the people and the other is the assets. And in our case, we’ve been extremely fortunate to be able to retain some prodigious talent in the form of board members, and also consultants to the company going forward. And I’d highlights examples of Trey Wasa, Jerry Bowman, and Glen Mullen as examples of that. And I think that really brings a tremendous amount of additional depth and breadth to our ability to continue to execute on our strategy. And at the same time, as I mentioned, bringing in the other element, the other key element, which is assets, I think one of the beauties of the royalty sector is that these are not companies endowed with significant management teams and headcount.

So, fortunately, for us, there isn’t a very dramatic process of headcount reduction. But we are very focused on integration, as you will obviously appreciate given the activity, we’ve become quite good at it, I believe. But I think the key, really the key focus is those 2 things, the people and the assets.

Mark Johnston: Wonderful. John, thank you for that perspective. Appreciate that. Another question comes in asking, how exactly does trading liquidity benefit Gold Royalty’s valuation and your shareholders?

David Garofalo: John, please.

John Griffith: I think it’s, it’s one of those topics that I think I’m going to borrow a line from one of the previous iterations of our conversations with our shareholders, where Dave talks about this sort of virtuous cycle. And what it means, I think, improve trading liquidity increases valuation. Increasing valuation provides a lower cost of capital. A lower cost of capital can be deployed back into the business to acquire additional assets and continue growth.

So, trading liquidity is very important for continuing to ensure that this cycle of being able to access the capital markets, deploy it in accretive transactions, to grow the company for our shareholders, to be able to continue to grow our dividend and our shareholder distributions is all very, very much intricately related, that virtuous cycle if you will.

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Mark Johnston: Terrific, John. Good thorough tour there. Thank you. We have a question from Andrew. And it’s a bit 2-sided here. So, follow me if you can here, just, “Are you able to provide a percentage of quantity of how many elemental shares have been tendered?” is number A. Number B, as I say, “Also, do you still feel competent that the transaction will close?”

David Garofalo: Yeah. So, it’s a bit early to talk about tendering because the bid has to remain open ‘til April 27th. So, as you can imagine, the tender process is still very much in the early stages. We believe we provide a full and fair value to Elemental shareholders. And I think evidence of that is the fact there’s really been no other suitors that come to the table in spite of almost 2 months now of them running a process to look for alternatives. So, we believe we’ve offered them fair value, and we’re confident that in due course we will succeed.

Mark Johnston: Terrific, David. Thank you for that. Another question comes in from Chris, “Does the East Goldie deposit trend back into your royalty ground at depth? And can you talk about the Blue Sky at Malartic overall?”

David Garofalo: John, please.

John Griffith: Yeah. I think the Blue Sky at Canadian Malartic is tremendous. I think one of the... again, I’m going to borrow a phrase that that I’ve heard Dave quote, the deposits in this part of the world tend to bloom at depth. And I think as the partnership between Agneo and Yamana able to continue drilling from underground, I think we’re really going to see this whole infrastructure, and the resources around it blossom significantly. I think right now, if you look at some of the disclosure from Yamana, the 18-year, roughly 18-year mine life could potentially be doubled at the same level of production, just given the prodigious exploration potential at Canadian Malartic as a whole.

Mark Johnston: I appreciate that very much, John. Thank you for that. Always want to go to one of our go-to questions, which is, let’s look at some of the turning points over the next 3, 6, to 12 months. We’ve talked about some business on deck that we’ve explored with you. But just in terms of the bird’s eye view, if you could give us a couple of benchmarks over the next 3, 6, to 12 months of what we should be looking for a GROY.

David Garofalo: I think we’re a very capitalist-rich cycle right now. There are a number of our projects that are achieving significant milestones, not least of which is Côté starting up production next year, Beaufor, Monarch’s restart is going to happen in the middle of this year, June of this year. That’ll bring incremental cash flow growth over the course of this year. We talked about Canadian Malartic. They’re well advanced in construction. They start shaft sinking on Odyssey in the fourth quarter of this year, and actually start to see some incremental production next year based on Agneco’s conference call this morning on their quarterly results. So, starting to mix underground resource from Odyssey where we have a higher royalty with the open pit material that they’re putting through the mill currently from the existing Canadian Malartic pit, and the Goldie Pit as well. So, lots of lots of catalysts within that portfolio.

REN, as you saw, published an inaugural resource. Very, very rich grade, over 7 grams per tonne. That’s the underground extension at Gold Strike. And there’s been significant high-grade step results from that exploration program conducted by Barrick as the operator there. And so, we expect given that high-grade material, that Barrick will place a priority on resequencing their mine plan to include that underground material sooner rather than later. So, that’ll represent significant cash flow for us as well, because we have both an NSR and an NPI royalty on the REN deposit.

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So, I could go on and on. As I said, we have 192 royalties in the portfolio. We have a lot of embedded growth within that portfolio, and not least of which is our royalty generator model in Quebec and Nevada run by Glen Mullen and Jerry Bachman, respectively. We’re staking exploration claims continuously, farming out those property, taking royalties back. So, I expect our royalty portfolio will continue to grow at virtually no cost. Because the work that Jerry and Glenn does is really quite costless to us. When cost is required, investment is required on those properties, we farm them out to established operators and producers and take a royalty back. So, we have a lot of organic growth embedded in our portfolio above and beyond the 192 royalties we already own.

Mark Johnston: Appreciate that. Thank you very much, David. A question to both of you, gentlemen. I mean, look back 6 months to a year ago when we were having some of our earlier conversations online with an audience from around the world, COVID was very much a big topic of discussion. How is the mining industry getting through what’s happening as the pandemic, internationally? I’m just curious at this point at this stage where we are, lots of conversations, lots of debates, but we are seeing a moving trend here. So, just by the way of weather check on where things are with the pandemic, operations, staffing, etc. Just to see where we are here this late in February.

David Garofalo: Well, look, I think if you look at the broader mining industry, both on the base and precious side, I think they’ve done a remarkable job of coping through the pandemic and adapting. But what they haven’t been able to tame is inflation and their input costs. And we’ve seen dramatic cost inflation on the few projects that are in development. We’ve seen cost, dramatic capital cost inflation, and not least of which is on Côté mine, for example. We just had to re baseline their capital cost a couple of times, and have had to do that again as they retool their management board. And so, that’s really why it’s so important, I think to be in the royalty space is to insulate yourself from that kind of cost inflation. We don’t have to put another diamond to Côté. We made our investment. And regardless of what happens to their capital operating cost profile, we continue to get our royalty, which is the beauty of the royalty model providing optimal leverage to gold price, and optimum leveraged expiration success, while insulating you from input cost inflation.

So, I think that’s going to be a recurring theme in the mining industry. As I said earlier on, I think that’s creating an overhang in the performance of the producers in terms of their equity price performance and will continue to create an overhang in my view. So, I think gold is set to fly, because of the industry dynamics I talked about earlier on, the quantitative easing that’s likely to continue, particularly in these politically fraught times. And I think you want to make sure that you get optimum leverage to the gold price while protecting yourself from inflation.

Mark Johnston: Well said, David. Thank you. John, I’m going to turn this focus over to you for a moment as Chief Development Officer. I’m always curious when a human like yourself drives home from work at the end of the day, what gets you most excited about this company? There’s a lot of moving parts. Obviously, clear evolution has been happening over the last number of months. I mean, David, and I started talking when Ely Gold was still in the works. And we’ve been tracking your remarkable transformation. But for you, John, what excites you about the company as you wind down for the day, the thoughts that come to you that say, “We’re moving in the right direction,”?

John Griffith: A philosophical question, and I think I had a wonderful career as an investment banker focused on finance, advising and helping mining companies over nearly 30 years. And I really relish that career, but I wanted to take a different path. I’ve always wanted to work on the corporate side. And I think, really, what attracted me to this opportunity was really the people. I’ve known Dave for a very long time, I’ve had the great pleasure of being able to work with him when he was the CFO of Agneco, the CEO of Hudbay, and then most recently at Gold Corp. And it’s really those relationships that, in what I would call this new phase of my career, that really excite me and get me motivated.

I think one of the sort of foundations of our company was all the work that Amir Adnani had done building Gold Mining, from which Gold Royalty was formed. And to get to know Amir, and the way that he has created value for shareholders over so many companies, is just really a great inspiration for me. And then working with folks like Alastair Still, who I had the opportunity of working with as an investment banker, but never as a colleague. And it’s just been a really refreshing career change, for me, really invigorating. And, quite frankly, I’m almost as busy with all the activity that we’ve had at building this company as I was as an investment banker.

Mark Johnston: Fair enough, and well shared. I love the energy of that, John. Thank you for sharing it. A good friend of mine runs a branding agency down in Australia, and she calls this your second mountain. I’ve always loved that term, which is your second mountain. Let’s move back to a couple of questions in our column from our viewers around the world. Victor is asking, “Would you consider, gentlemen, investing directly in gold producers, junior explorers, and Tier-1 districts with deposits close to existing products in your portfolio?”

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David Garofalo: Well, we do that, by and large anyways. I mean, we stake exploration claims, I call them neurology plays, where we stake property claims around existing deposits, existing operations, and then wait, and wait until those operators and explorers require those properties to continue their exploration programs. Gold deposits don’t understand manmade boundaries, but we do. And that’s where we add value, through Jerry Bachmann’s efforts, through Glenn Mullins efforts on the ground. We have people that understand the business from the grassroots up and can create value doing that.

Mark Johnston: Wonderful, thank you. I do want to acknowledge a terrific comment from a friend from Denmark here chiming in saying, “Love your amazing story, just doubled my investment. People is truly everything.” So, I love that we’re getting some tokens from across, especially with what’s going on in Europe, some good news there. Next steps, I would think, gentlemen, for us is as we gather and continue to watch the evolution of Gold Royalty, as we’ve talked about people, people are everything. Basically, it’s about who’s behind the steering wheel, who’s on the bus at the company. So, are there 1 or 2 kind of top recently-added talent, we’ve talked about the board briefly, but just one more round and who we should be watching that’s joined the journey at Gold Royalty.

David Garofalo: We’ve added a couple people recently, and that includes Eric Chen, who’s our Vice President of Geology. And Eric worked with me at Gold Corp and was responsible for a reserve modeling. So, we’ve added a bit more additional geological depth within the organization. I think that’s extremely important. Because it does start with the quality of the deposit, and the quality of the operators. And having that kind of internal expertise is important.

I mentioned the addition of Kerri Howlett to our board to ensure that our ESG practices are world standard. And she’ll help build out that expertise within the organization. But what I would also say it’s going to be very rare where I talk about the addition of people. This is an eminently scalable business. We have a core of about 6, 7 full-time employees. They could run a business 10 times the size of what we have today. And that’s the beauty of our business. Every incremental dollar revenue goes right to the bottom line for our shareholders.

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Mark Johnston: Fantastic. I can say with some confidence, in our humble opinion here at Vid Conferences, Gold Royalty is a living, breathing thing. It never seems to stop evolving and adding on the journey as you move forward to him, gentlemen. So, congratulations on the success to date, the great team that you brought on board. And with everything going on in the world today, whether it’s a pandemic or aggression in terms of military in the geopolitical space, it’s really often fine for us to check in with Gold Royalty and see where things are as a company. So, I appreciate that. Any last-minute thoughts before we wrap up? We’re about 3/4 of the hour in here, gentlemen. I just want to make sure I provide an opportunity for what we call the open mic that either points we haven’t touched on or any new information that’s come to mind.

David Garofalo: No. All I would say is I go back to the fundamentals of gold. And we are, I think, in the process of seeing a significant rally in the gold price. And the question you have to ask yourself as investors is how do you best play that, to protect your savings, to protect your capital, to protect yourself against the ravages of inflation? And I think we’re best positioned at Gold Royalty to provide that optimum leverage of the gold price, exploration success, and protect you from inflation, given the low-cost nature of our business, how scalable it is, the small employee group that we have, low GNA costs and tremendous revenue growth over the next few years, even without a gold price rally.

Mark Johnston: Fantastic, David. Thank you. John, any last parting thoughts throughout from your viewpoint?

John Griffith: No, I think you know, we’ve managed to assemble a portfolio of assets just got tremendous balance. And we’ve got great organic growth in that portfolio. We’ve got organic growth coming from our prospector activities in both Nevada and Quebec and Ontario. And then obviously, my responsibility is growth on the on the M&A front. And I think we’ve demonstrated with the announcement of 5 transactions in 11 months, the ability to get moving on that front. So, I think just stay with us. This is going to be a tremendous story. We’re building something really exciting. And I just feel really privileged to be part of the team.

Mark Johnston: Fantastic, John. Thank you for that energy. As we wind down the hour here, gentlemen, I want to say thank you very much on behalf of everyone here, at Vid Forum and Vid Conferences. It’s always a pleasure to walk with you and share with an audience from around the world. So, continued success. Best of luck with the upcoming shifts and moves. There’s always something interesting happening a Gold Royalty, and it’s a real delight to meet with both of you again. So, I’ll say thank you very much for your time.

David Garofalo: Thank you.

John Griffith: Thank you, Mark.

Mark Johnston: Much appreciated. For everyone else who’s been watching around the world, we appreciate your energy, letting us know where you’ve been tuning in from around the world. And of course, the questions which, aside from these 2 beautiful gentlemen who share from inside of the company, the questions really do drive these sessions, and we’re always thrilled to bring Vid Forum to an audience internationally. So, I will say thank you very much. And gentlemen, one more time, stay safe out there, and we’ll look forward to our next session to follow up with Gold Royalty. All the best for now. Take care.

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ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities (the “Offer”) of Elemental Royalties Corp. (“Elemental”) and to issue securities of Gold Royalty Corp. (“Gold Royalty”) is being made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Bid Circular dated January 11, 2022, as supplemented or amended to date, and related offer documents (the “Offer Documents”). Copies of such documents are available under Elemental’s profile at www.sedar.com. The distribution of this communication in jurisdictions other than Canada may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Canada should inform themselves about, and observe, any applicable requirements. This presentation does not purport to comply with the laws of any non-Canadian jurisdiction, excluding the United States, and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Canada. Shareholders should refer to the Offer Documents for important information regarding the Offer.

The information herein regarding Elemental has been derived from Elemental’s public disclosure. All references to “$” or dollar amounts are to United States dollars and all references to “C$” are to Canadian dollars, unless otherwise indicate.

NOTICE TO U.S. SHAREHOLDERS

In connection with the Offer, Gold Royalty has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a prospectus relating to the Offer, under the U.S. Securities Act of 1933, as amended. INVESTORS, SHAREHOLDERS OF ELEMENTAL, AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies. In addition, mineral reserve and mineral resource information included in this presentation has been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM Definition Standards, which differ in many respects from the requirements of the United States securities laws. The SEC has adopted new rules to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the “SEC Modernization Rules”). We are required to provide disclosure on our mineral properties under the SEC Modernization Rules in our Registration Statement and prospectus contained therein. We have included schedules to our Registration Statement and prospectus containing Supplemental Mining Property Disclosures that we believe are in compliance with the SEC Mining Modernization Rules. As a result of SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources,” and “inferred mineral resources,” and the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards. However, there remain differences in the definitions and standards under the SEC Mining Modernization Rules and the CIM Definition Standards, and, therefore, shareholders should also refer to the Supplemental Mining Property Disclosure schedules attached to the Registration Statement and prospectus contained therein.

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Shareholders in the United States should be aware that the disposition of their Elemental shares and the acquisition of Gold Royalty shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning Gold Royalty shares may subject them to tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of the United States, may not be described fully herein and such shareholders are encouraged to consult their tax advisors. See Section 36 of the Offer to Purchase dated January 11, 2022, “Certain Canadian Federal Income Tax Considerations” and Section 37 of the Offer to Purchase, “Certain United States Federal Income Tax Considerations”.

THE OFFER CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY OTHER SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENTS, INCLUDING THE OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING-STATEMENTS

Certain of the information in this communication contains ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “estimate”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including but not limited to statements relating to: the satisfaction of the conditions related to the Offer; the anticipated timing, benefits and effects of the completion of the Offer; a subsequent transaction, Gold Royalty’s business plans and strategies; the plans of the operators of the projects underlying Gold Royalty’s and Elemental’s royalty and other interests; expected exploration and development timelines and other expected developments regarding such projects; the anticipated synergies and other benefits of the proposed transaction, including Gold Royalty’s intentions with respect to Elemental’s business, and expectations regarding revenue generation from royalty interests, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, including any stock exchange approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the accuracy of Elemental’s public disclosures and that Elemental has not failed to publicly disclose any material information with respect to its business, operations, assets, material agreements, or otherwise, the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, any inability of the operators of the projects underlying royalty interests to achieve expected project milestones, including expected production at such projects, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; any inability of the parties to carry out growth plans and other risk factors set forth in Gold Royalty’s annual report on Form 20-F for the year ended September 30, 2021 and in the Offer Documents, copies of which are available at www.SEDAR.com. Although Gold Royalty has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gold Royalty does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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